

September 20, 2023

Jon Baker
Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South Suite A
West Jordan, Utah 84088

      Re: Sportsman's Warehouse Holdings, Inc.
          Form 10-K for the Fiscal Year Ended January 28, 2023
          Filed April 13, 2023
          File No. 1-36401

Dear Jon Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1. We note your reconciliation of Adjusted EBITDA here and in your press releases on Forms 8-K includes an adjustment for pre-opening expenses and that you have incurred these costs in every period from 2013 on. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Consolidated Statement of Income, page 60

2. We note that you present gross profit which excludes depreciation and amortization expense. Please tell us your consideration of labeling cost of goods sold (exclusive of depreciation and amortization). Also, tell us your consideration of not reporting a figure for income before depreciation in your statements of income. Refer to SAB Topic 11:B.

Jon Baker
Sportsman's Warehouse Holdings, Inc.
September 20, 2023
Page 2

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services